9650 FLAIR DRIVE - Mail Code EL-8-H EL MONTE, CALIFORNIA 91731 (626) 279-3652 • FAX (626) 279-3285

June 30, 2010

Mr. Christian Windsor, Special Counsel

Mr. Mark Thomas, Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Cathay General Bancorp
Form 10-K for December 31, 2009
File Number 0-18630

Dear Mr. Windsor and Mr. Thomas:

On behalf of Cathay General Bancorp (the “Company”), this letter is in response to the comment letter dated June 3, 2010, to Mr. Chen from Mr. Windsor of the staff of the Securities and Exchange Commission (the “Commission”). The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

Comment

In your 1O-Q for the quarter ended March 31, 2010, you disclose that under your agreements with your regulators you have increased capital requirements. Please advise the staff what your required capital levels are, your actual capital amounts and any excess or deficiency over the agreed capital requirements. Also, revise future filings to provide this disclosure.

The target, actual, and any excess or deficiency capital levels of the Three-Year Capital and Strategic Plan submitted to the FRB SF on January 22, 2010, are as follows:

	Tier 1 risk-based capital ratio	Total risk-based capital ratio	Tier 1 leverage capital ratio	Tangible common risk- based ratio
Actual at 3/31/10	14.43%	16.32%	10.07%	9.81%
Target Levels	11.50%	13.50%	9.50%	5.00%
Excess or (Deficiency)	2.93%	2.82%	.57%	4.81%

The target, actual, and any excess or deficiency capital levels of the Three-Year Capital Plan submitted to the DFI and FDIC on April 30, 2010, are as follows:

	Tier 1 risk-based capital ratio	Total risk-based capital ratio	Tier 1 to total assets ratio (beginning 6/30/10)
Actual at 3/31/10	13.79%	15.68%	Not Yet Applicable
Target Levels	11.50%	13.50%	9.50%
Excess or (Deficiency)	2.29%	2.18%	Not Yet Applicable

We will revise future filings to provide this disclosure.

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact me at (626) 279-3652.

Very truly yours,

/s/ Heng W. Chen
Heng W. Chen
Executive Vice President and Chief Financial Officer